FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.      Description

1                     Consolidated Financial Statements for the Period Ended September 30, 2008
2                     Management's Discussion & Analysis for the Period Ended September 30, 2008
3                     Certification of Chief Executive Officer Dated November 13, 2008
4                     Certtification of Chief Financial Officer Dated November 13, 2008

EXHIBIT 1

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at	As at
	September 30,	December 31,
	2008	2007
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 39,579	$ 55,428
Restricted cash (note 4)	8,514	20,576
Security deposits (note 4)	600	1,500
Accounts receivable and other	10,678	11,357
Prepaid expenses	10,780	8,312
	70,151	97,173

User funds held on deposit	16,843	22,317
Capital assets	26,959	25,802
Long term investments (note 5)	7,721	5,326
Intangible assets	13,532	14,724
Goodwill (note 6)	6,545	5,291
	141,751	170,633

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	17,077	24,154
Income taxes payable	142	4,820
	17,219	28,974

User funds held on deposit	16,843	22,317
Future income taxes	181	345
	34,243	51,636

Minority interest (note 7)	9,063	9,691

Shareholders’ equity:
Share capital (note 9)	33,469	33,407
Stock options	6,574	5,044
Retained earnings	58,402	70,855
	98,445	109,306

Subsequent event (note 17)
	$ 141,751	$ 170,633

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(In thousands of US dollars, except per share data)

(Unaudited)

	For the three months		For the nine months
	ended September 30,		ended September 30,
Date	2008	2007	2008	2007

Revenue	$ 14,049	$ 17,503	$ 50,166	$ 53,309
Expenses
Operating	16,506	11,784	44,114	36,747
General and administrative	3,067	2,843	9,936	7,304
Reorganization	-	-	-	5,665
Finance	78	106	331	299
Amortization	1,519	1,714	4,426	4,840
	21,170	16,447	58,807	54,855

Earnings (loss) before undernoted	(7,121)	1,056	(8,641)	(1,546)
Interest income	443	1,322	2,061	4,703
Non operating income (note 16)	-	-	102	-

Net earnings (loss) before income taxes and minority interest	(6,678)	2,378	(6,478)	3,157

Income taxes:
Current	(98)	(507)	582	299
Future	(298)	285	(152)	1,395
	(396)	(222)	430	1,694

Net earnings (loss) before minority interest	(6,282)	2,600	(6,908)	1,463

Minority interest (note 7)	(396)	208	(138)	208

Net earnings (loss) and comprehensive income (loss)	$ (5,886)	$ 2,392	$ (6,770)	$1,255

Net earnings (loss) per common share (note 11)
Basic	$ (0.45)	$ 0.19	$ (0.50)	$ 0.09
Diluted	$ (0.45)	$ 0.19	$ (0.50)	$ 0.09

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)
	For the nine months ended
	September 30,
	2008	2007
Retained earnings, beginning of period	$ 70,855	$ 78,857
Earnings (loss)	(6,770)	1,255
Dividends paid, excluding those paid to CEC shareholders	(4,616)	(4,869)
Excess of purchase over stated value of repurchased common shares	(1,067)	─
Reduction due to minority interest in CEC	─	(7,121)
Retained earnings, end of period	$ 58,402	$ 68,122

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(In thousands of US dollars)

(Unaudited)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2008	2007	2008	2007
Cash flows from (used in):
Operating activities:
Net earnings (loss)	$ (5,886)	$ 2,392	$ (6,770)	$ 1,255
Adjustments to reconcile earnings to cash provided by (used in) operating activities:
Amortization	1,519	1,714	4,426	4,840
Unrealized (gain)/loss on forward contract	-	-	(120)	-
Future income taxes	(315)	285	(164)	1,395
Minority interest	(396)	208	(138)	208
Stock options	442	719	1,613	3,179
	(4,636)	5,318	(1,153)	10,877
Change in operating assets and liabilities:
Accounts receivable and other	2,458	(563)	679	(3,669)
Prepaid expenses	(1,984)	84	(2,391)	(1,293)
Accounts payable and accrued liabilities	(5,450)	2,751	(7,077)	(16,644)
Income taxes payable	(366)	(2,051)	(4,678)	(1,315)
	(9,978)	5,539	(14,620)	(12,044)

Financing activities:
Issue of capital stock, net	-	420	189	4,050
Repurchase of common shares	(626)	-	(1,365)	-
Dividends paid including those to CEC shareholders	(1,674)	(1,670)	(5,018)	(5,003)
	(2,300)	(1,250)	(6,194)	(953)

Investing activities:
Cash paid for Casino.co.uk	-	-	(1,254)	-
Cash paid for acquisition of Parbet.com	-	(6,256)	-	(18,028)
Purchase of capital assets	(3,039)	(3,829)	(4,348)	(11,524)
Purchase of other investments	(400)	(500)	(2,395)	(500)
(Increase) decrease in restricted cash	(2,914)	-	12,062	-
Decrease in security deposits	-	-	900	-
Proceeds from the sale of (cost of ) short term investments	-	31,000	-	26,000
	(6,353)	20,415	4,965	(4,052)

Increase (decrease) in cash and cash equivalents	(18,631)	24,704	(15,849)	(17,049)

Cash and cash equivalents, beginning of period	58,210	35,187	55,428	76,940

Cash and cash equivalents, end of period	$ 39,579	$ 59,891	$ 39,579	$ 59,891

Supplemental cash flow information:
Non cash portion of options exercised	$ -	$ 220	$ 83	$ 1,584

The accompanying notes are an integral part of the consolidated interim financial statements.

1.	Basis of presentation and reorganization

These interim unaudited consolidated financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these interim unaudited consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these interim unaudited consolidated financial statements, as required under GAAP.

These interim unaudited consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of CryptoLogic Limited for the year ended December 31, 2007, except as described in note 2. These interim unaudited consolidated financial statements do not contain all annual disclosures required by Canadian GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2007.

2.	Significant accounting policies

On January 1, 2008 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862 (“Section 3862”), Financial Instruments – Disclosure; Section 3863 (“Section 3863”), Financial Instruments – Presentation; Section 1535 (“Section 1535”), Capital Disclosures.

Section 3862 requires disclosure in the financial statements that enables users to evaluate the significance of financial instruments for a company’s financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. See notes 13 and 14 for the required disclosure.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation and applies to certain liability instruments issued by a company. The Company has not issued any such financial instruments.

Section 1535 establishes standards for disclosing information about a company’s capital and how it is managed to enable users of financial statements to evaluate the Company’s objectives, policies and procedures for managing capital. See note 8 for the required disclosure.

2.	Significant accounting policies (continued)

On February 1, 2008 the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s fiscal year commencing January 1, 2009.

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, this new standard will apply to the Company effective for the year commencing January 1, 2011. While the Company has commenced assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Changes in accounting estimates

During the first quarter of 2008, the Company revised its estimate for certain royalty payments based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $1,000.

During the second quarter of 2008, the Company reviewed its e-cash operation and determined that certain provisions should not be recorded, and further that, based on new facts and circumstances certain estimates should be revised. Accordingly, approximately $1,200 that was recorded as a liability for future payments was no longer required. This change was recorded in other revenue.

4.	Security deposits and restricted cash

Security deposits and restricted cash are amounts held by the Company’s bank as collateral provided to foreign banks and payment processors that process deposits and credit card transactions as well as amounts held in for various purposes. The Company is also required to maintain a deposit of $5,000 to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds held on deposit.

5.	Long-term investments

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. (“568 Inc.”), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. Under the terms of the agreement, the Company is required to make additional investments in 568 Inc. of up to $350 should 568 Inc. achieve certain financial targets and pursuant to this obligation, during the first nine months of the year, the Company made a further investment by way of a $350 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale. The Company has determined that the convertible feature of this loan will result in an embedded derivative, which is immaterial.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. (“Mikoishi”), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. Unless specified performance criteria are not met, the Company is required to increase its ownership in Mikoishi with additional cash

5.	Long-term investments (continued)

investments up to $1,600. The Company also has an option to increase its investment by $2,900. The amount of the contingent investment is denominated in Singaporean Dollars (“SGD”) with a fixed contractual conversion rate. As a result the Company has recorded an asset for an embedded derivative related to the contingent long-term investment (see note 13 for further disclosure).

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $645. In exchange for cash consideration, the Company received common shares. The Company also entered into a separate commercial revenue share agreement, which has not yet generated material revenue. The investment in Mobilebus is classified as available-for-sale and is carried at cost as the fair market value is not readily determinable.

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. (“Jingle”), a leading supplier of online mahjong games, for $1,000. In exchange for the cash consideration, the Company received preference shares, which rank pari passu to the common shares of Jingle with respect to all dividends and voting rights. Under the terms of this agreement, the Company is required to make additional investments in Jingle of up to $1,500 should Jingle achieve certain financial targets. Pursuant to this requirement, during the three-month period ended September 30, 2008, the Company acquired a further 4.4% equity ownership in Jingle or cash consideration of $400. The investment is designated as available-for-sale and is carried at cost as the fair market value is not readily determinable. As well, the Company is required to make additional contributions of up to approximately $750 if Jingle meets certain performance measures within the specified periods, for no additional equity interest.

6.	Goodwill

On August 22, 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. An amount of $3,515 was allocated to goodwill. During the first nine months of 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria. This additional consideration was recorded as an increase to goodwill.

7.	Minority interest

As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company’s shareholders’ equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet. A similar proportional share of the net earnings associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of earnings as minority interest. For the three and nine months ended September 30, 2008, the net loss of the subsidiaries not owned by CEC totalled approximately $1,319 (2007: $2,210) and $5,039 (2007: $1,815), respectively, and was not included in the minority interest calculation. In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets.

7.	Minority interest (continued)

For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, approximately 230,000 CEC shares have been exchanged for the Company’s shares. Approximately 10,000 CEC shares were exchanged in the nine months ended September 30, 2008.

8.	Capital risk management

The Company defined capital as its net cash (defined as cash and cash equivalents, restricted cash and deposits) and shareholders’ equity and had a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitored both the demographic spread of shareholders, as well as the return on equity.

At September 30, 2008 the Company had $48,693 (December 31, 2007: $77,504), including restricted cash and security deposits, and $98,445 (December 31, 2007: $109,306) in net cash and shareholders’ equity, respectively. The Company’s capital gives it the financial flexibility to take advantage of opportunities in its markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under its Normal Course Issuer Bid.

The Company offers stock options to key employees. At present employees hold approximately 1,050,000 options to purchase common shares of the Company.

On November 12, 2008, a dividend of $0.03 per share was announced, a decrease from$0.12 per share announced after the first and second quarter. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

In November 2007, the Company filed its Normal Course Issuer Bid, which entitles the Company to acquire and cancel up to 1,281,000 of its common shares between November 14, 2007 and November 13, 2008. All purchases are to be made on the open market at the market price at the time of the purchase. For the three-month period and the nine-month period ended September 30, 2008, the Company had repurchased 66,120, and 115,040, respectively, at an average price of $9.47 and $11.87, respectively. (see note 9).

There were no changes in the Company’s policy for managing capital during the nine months ended September 30, 2008. With the exception of the deposit with the Lottery Gaming Authority of Malta, neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

9.	Share capital

Authorized:

Unlimited common shares

Issued and outstanding as at September 30, 2008:

	Issued common shares		Contributed
	Shares	Amount	surplus	Total
	(in thousands)
Balance, December 31, 2007	12,814	$33,339	$68	$33,407

Shares exchanged (a)	10	89	–	89

Common shares repurchased (b)	(115)	(301)	_	(301)

Exercise of stock options from January 1, 2008	16	274	_	274

Balance at September 30, 2008	12,725	$33,401	$68	$33,469

a)

The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since June 1, 2007, approximately 230,000 CEC shares have been exchanged, with the remaining shares of CEC being reflected as minority interest as at September 30, 2008. On June 1, 2014, the Company will redeem not less than all of the then outstanding CEC shares.

b)

For the three-month period and the nine-month period ended September 30, 2008, the Company had repurchased 66,120, and 115,040, respectively, at an average price of $9.47 and $11.87, respectively (Q3 2007 and YTD 2007: Nil). The Company may repurchase and cancel up to 1.2 million additional shares under its Normal Course Issuer Bid Program, which expires on November 13, 2008

10.               Stock-based compensation

The fair value of options granted in the nine months ended September 30, 2008 and 2007 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Dividend yield	2.38%	1.90%
Risk-free interest rate	2.78%	4.07%
Expected volatility	46.1%	52.0%
Expected life of options in years	3	3

The weighted average fair value of options granted during the nine months ended September 30, 2008 was $5.37 (2007: $9.33). The total number of options granted during the first nine months of 2008 was 145,000 (2007: 624,000)

11.	Earnings (loss) per common share

Earnings (loss) per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted earnings (loss) per share.

The earnings (loss) attributable to the common shares in calculating the basic and diluted earnings (loss) per share are as follows:

In USD (000’s)	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Net (loss) earnings attributable to common shares	(5,886)	2,392	(6,770)	1,255
(Loss) earnings attributable to CEC shares	(396)	208	(138)	208

Net (loss) earnings before minority interest	(6,282)	2,600	(6,908)	1,463

11.	Earnings (loss) per common share (continued)

The denominator used in calculating basic and diluted earnings (loss) per common share is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007

Weighted average number of common shares outstanding – basic	12,759	12,782	12,799	13,364

Add weighted average impact of CEC shares	1,107	1,135	1,111	514

Total weighted average number of shares outstanding – basic	13,866	13,917	13,910	13,878

Add dilutive options	-	13	3	10

Total weighted average number of shares outstanding – basic and diluted(1)	13,866	13,930	13,913	13,888

Basic and diluted earnings (loss) per common share are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Net earnings (loss) per common share:
Basic	($0.45)	$0.19	($0.50)	$0.09
Diluted(1)	($0.45)	$0.19	($0.50)	$0.09

(1) Potentially dilutive securities for both periods in 2008 are excluded as they would be anti-dilutive due to the recorded loss

12.	Related party transactions

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $106 for the three months ended September 30, 2008 (2007: $241) and $342 for the nine months ended September 30, 2008 (2007: $796).

13.	Financial assets and financial liabilities

Financial assets held-for-trading

Cash and cash equivalents, security deposits, restricted cash, short-term investments, user funds held on deposit and the embedded derivative are classified as held-for-trading assets and are recorded at fair value. The fair values of cash and cash equivalents, restricted cash, short term investments and user funds held on deposit are adjusted to their respective fair market values at the end of a reporting period.

As discussed in note 5, the Company’s investment in Mikoishi will increase by approximately $1,600 unless specified performance criteria are not met. The Company also has an option to increase its investment by $2,900. The contract with Mikoishi specifies the foreign exchange rate for Singapore dollars that will apply if future investments are made. This embedded derivative is separated, classified as held-for-trading and is included in prepaid assets. The fair value is determined based on forward foreign exchange rates, the probability of future investments, and is discounted based on risk-free government interest rates.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at September 30, 2008 and December 31, 2007.

Financial liabilities recorded at amortized cost

All accounts payable and accrued liabilities and user funds held on deposits are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at September 30, 2008 and December 31, 2007.

Financial assets available-for-sale

Long-term investments are designated as available-for-sale assets and represent investments in equities or loans that are convertible to equities in foreign entities that do not have a quoted market price in an active market. As a result they are recorded at cost as fair values are not practically determinable.

14.	Financial risk management

(a) Overview

The Company has exposure to the following risks from its use of financial instruments.

•	credit risk
•	market risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company’s financial assets represents its maximum credit exposure.

14.	Financial risk management (continued)

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses, but historically the Company has not experienced any significant credit losses.

The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher. Investments are limited to money market deposits with a maturity of less than 90 days.

(c) Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances. The Company believes that it is to a degree naturally hedged. The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies. As at September 30, 2007, approximately 80% of the Company’s financial assets are denominated in its functional currency

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which have an original maturity of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at September 30, 2008 was 2.8% (2007: 4.93%).

(d) Quantification of risk exposure: foreign currency risk

At September 30, 2008, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

In USD equivalents (000’s)	USD	Euro	GBP	Others	Total
Cash and cash equivalents	31,198	2,305	2,879	3,197	39,579
Restricted cash	5,600	2,914	-	-	8,514
Accounts receivable and other	4,546	1,419	3,884	829	10,678
Accounts payable and accrued liabilities	(6,995)	(1,986)	(2,465)	(5,631)	(17,077)
Net balance sheet exposure	34,349	4,652	4,298	(1,605)	41,694

14.	Financial risk management (continued)

The Company’s revenue exposure for revenue denominated in foreign currencies was substantially as follows:

In USD equivalents (000’s)	USD	Euro	GBP	CDN	Other	Total
Revenue
Three-months ended September 30, 2008	$ 3,263	$ 3,455	$ 7,331	-	-	$ 14,049
Nine-months ended September 30, 2008	$ 16,653	$ 9,977	$ 23,536	-	-	$ 50,166

Three-months ended September 30, 2007	$ 5,585	$ 3,789	$ 8,129	-	-	$ 17,503
Nine-months ended September 30, 2007	$ 17,150	$ 10,488	$ 25,671	-	-	$ 53,309

Expenses
Three-months ended September 30, 2008	$ 1,117	$ 8,214	$ 5,087	$ 6,521	$ 231	$ 21,170
Nine-months ended September 30, 2008	$ 1,770	$ 20,458	$ 14,568	$ 21,571	$ 440	$ 58,807

Three-months ended September 30, 2007	$ 4,238	$ 1,870	$ 2,325	$ 5,661	$ 2,353	$ 16,447
Nine-months ended September 30, 2007	$ 12,690	$ 5,109	$ 9,461	$ 21,887	$ 5,708	$ 54,855

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the US dollar against the currencies in the above table (gross balance sheet exposure) at September 30, 2008 would have decreased net earnings by approximately $735. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at September 30, 2008. A 10% weakening of the US dollar against the same would have had an equal but opposite effect. During the current quarter, the Company incurred a loss of approximately $4.2 million on the revaluation of its Balance Sheet. This loss was caused by the sudden depreciation of the British pound and euro in comparison to the US dollar, at a time when the Company has significant net assets in each of these currencies.

Net Revenue Exposure: A 10% strengthening on average of the US dollar against the currencies in the above table for the three-month period and the nine-month period ended September, 2008 would have increased net revenue by approximately $1,080 and $3,400, respectively. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Expense Exposure: A 10% strengthening on average of the US dollar against the currencies in the above table for the three-month period and the nine-month period ended September, 2008 would have increased expense, and correspondingly decreased income, by approximately $2,000and $5,700, respectively. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

14.          Financial risk management (continued)

(e) Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. We are exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location we invest in.

Fair Value Sensitivity Analysis

Interest Income Exposure: A 100 basis point increase in interest rates on average for the three and nine-month period ended September, 2008 would have would have increased interest income by approximately $195 and $580, respectively. This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

15.	Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warm months of the year as more people are outdoors.

16.	Components of non-operating income

Non operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related expenses.

	Three months ended		Nine months ended
	September 30,		September 30,
In USD (000’s)	2008	2007	2008	2007

Gain on temporary holding in shares	$ -	$ -	$ 801	$ -
Foreign exchange gain and interest on temporary cash deposit	-	-	544	-
Related expenses	-	-	(1,243)	-
Non operating income	$ -	$ -	$ 102	$ -

17.	Subsequent event

On October 20, 2008, the Company announced a strategic refocusing of its business focusing on its casino business and outsourcing its poker business to a third party in early 2009.

EXHIBIT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us”, and “our” throughout this Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three and nine months ended September 30, 2008, and the audited consolidated financial statements and the MD&A of CryptoLogic Limited for the year ended December 31, 2007 as set out in CryptoLogic Limited’s annual report. This MD&A is dated November 14, 2008. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier servicing the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are licensed.

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007 available on www.SEDAR.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

OVERVIEW OF RESULTS

Revenue for Q3 2008 was $14.0 million, a decrease of 19.7% when compared with the same period of the prior year (Q3 2007: $17.5 million). When compared to Q3 2007, revenue in Q3 2008 was negatively impacted by the failure of Holland Casino to gain legislative approval for its online gaming site, poor results from one of the Company’s major licensees and a declining poker business. Revenue for the nine months ended September 30, 2008 was $50.2 million a decrease of 5.9% when compared to the same period of the prior year. (YTD September 30, 2007: $53.3 million). However, after adjusting for certain non-recurring benefits recorded in the first nine months of 2008 and 2007, revenue was essentially flat when compared to the same period of the prior year. In the first nine months of 2008, the Company recorded a benefit to revenue of $1.0 million associated with revised estimates for future royalty payments as well as a $1.2 million benefit associated with a revised liability in our e-cash business. In the first nine months of 2007, the

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Company recorded a benefit to revenue of $4.5 million as the Company reduced its estimates for amounts required to discharge future jackpot payouts.

Net loss in Q3 2008 was $5.9 million or $0.45 per diluted share (Q3 2007: Net income of $2.4 million or $0.19 per diluted share). The loss in the current quarter was due primarily to decreased revenue primarily due to the failure of Holland Casino to gain legislative approval for its online gaming site and poor results from one of the Company’s major licensees, increased operating costs driven by a $4.7 million loss on foreign exchange, increased general and administrative costs and decreased interest income. The net loss for the nine months ended September 30, 2008 was $6.8 million or $0.50 per diluted share (YTD September 30, 2007: Net income of $1.3 million or $0.09 per diluted share). The loss for the nine months ended September 30, 2008 was primarily due to items impacting the current quarter as well as the expense associated with a change in senior management recorded in Q1 2008.

CryptoLogic’s financial strength is reflected in its balance sheet. At September 30, 2008, the Company ended the quarter with $48.7 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $3.51 of net cash per diluted share (December 31, 2007: $77.5 million or $5.57 per diluted share). The decrease in net cash in Q3 2008 of approximately $28.8 million is due to income taxes and dividends paid in the quarter, purchase of capital assets, additional consideration paid for the purchase of Casino.co.uk, shares repurchased under our normal course issuer bid and the timing of receipts of accounts receivable and payments of our trade accounts payable. The Company continues to be debt free. CryptoLogic’s working capital at September 30, 2008 was $52.9 million or $3.82 per diluted share (December 31, 2007: $68.2 million or $4.90 per diluted share).

	Fiscal 2008			Fiscal 2007				Fiscal 2006
Fiscal Quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
In thousands of US dollars, except per share data)
Revenue	$14,049	$16,800	$19,317	$20,350	$17,503	$16,244	$19,562	$18,984	$27,690
Casino revenue	10,138	10,800	13,426	13,959	11,431	10,216	13,873	9,951	16,250
Poker revenue	3,219	3,635	4,234	4,615	4,765	4,986	5,157	6,711	8,300
Interest income	441	824	794	1,514	1,322	1,649	1,732	1,931	1,960
Minority interest	396	96	162	763	208	-	-	-	-
Net earnings and comprehensive income	(5,886)	(1,493)	609	4,273	2,392	(2,621)	1,484	1,712	7,244

Earnings per share
Basic	$(0.45)	$(0.10)	$ 0.06	$ 0.36	$ 0.19	$(0.19)	$ 0.11	$ 0.13	$ 0.53
Diluted	$(0.50)	$(0.10)	$ 0.06	$ 0.36	$ 0.19	$(0.19)	$ 0.11	$ 0.12	$ 0.53
Weighted average number of shares (000’s)
Basic	13,866	13,934	13,932	13,927	13,917	13,901	13,817	13,630	13,601
Diluted	13,866	13,934	13,937	13,977	13,930	13,901	13,833	13,736	13,789

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RESULTS OF OPERATIONS

Revenue

Revenue for Q3 2008 was $14.0 million, a decrease of 19.7% when compared with the same period of the prior year (Q3 2007: $17.5 million). Revenue for the nine months ended 2008 was $50.2 million, a decrease of 5.9% when compared with the same period of the prior year (YTD September 2007: $53.3 million).

Internet casino

Internet casino revenue decreased 11.3% to $10.1 million for the quarter ended September 30, 2008 as compared to the same period in the prior year (Q3 2007: $11.4 million). Internet casino revenue accounted for 72.2% of total revenue for Q3 2008 (Q3 2007: 65.3%). The decrease in Q3 2008 revenue is primarily due to the failure of Holland Casino to gain legislative approval for its online gaming site as well as poor results from one of the Company’s major licensees Internet casino revenue was $34.4 million for the nine months ended September 30, 2008, a decrease of 3.3% when compared with the same period of the prior year (YTD September 30, 2007: $35.5 million). In Q1 2008, Internet casino revenue benefitted from a $1.0 million reduction in our accrual for future royalty payments. In Q1 2007, Internet casino revenue increased by $4.5 million as the Company lowered its estimates for amounts required to discharge future jackpot payouts. After normalizing for these items, Internet casino revenue increased by approximately 7.6%. This increase in revenue is due to efforts to replace the business lost due to the passage in the U.S. of the Unlawful Internet Gambling Enforcement Act (“UIGEA”) by expanding in other markets primarily continental Europe and the successful release of its newest line-up of casino games.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in their online casino sites. Such revenue is affected by the number of active players on the licensee’s site and their related gaming activity. In addition, this revenue is influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensees’ marketing programs.

Internet poker

In Q3 2008 Internet poker revenue declined 32.5% to $3.2 million from $4.8 million in the same period of the prior year. Internet Poker revenue represented 22.9% of total revenue for the third quarter of 2008 (Q3 2007: 27.2%). Internet poker revenue for the nine months ended September 30, 2008 was $11.1 million, a decrease of 25.6%, as compared to the same period of the prior year (YTD September 30, 2007: $14.9 million). The reduction in Internet poker revenue for both the three and nine months ended September 30, 2008 is primarily due to a decline in the overall poker industry.

CryptoLogic, through its wholly-owned subsidiary WagerLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis. In reaction to the declining poker industry, the Company amended its strategy by merging its poker customers with a third party poker provider, which is expected to be completed in early 2009.

Other revenue

Other revenue includes fees for software customization, professional services, marketing support and certain commerce based transactions and other non-recurring revenue. Other revenue decreased by 47.0% to $0.7 million in Q3 2008 as compared to the same period of the prior year (Q3 2007: $1.3 million). In Q3 2008 other revenues accounted for 4.9% of total revenue (Q3 2007: 7.5%). Other revenue for the nine months ended September 30, 2008 was $4.7 million, an increase of $1.8 million, or 63.6%, as compared to the same period of the prior year (YTD September 30, 2007: $2.9 million). The decrease in other revenue in Q3 2008 as compared with the same period of the prior year is due to decreased customization and professional services revenue which are non recurring in nature. The increase in other revenue for the nine months ended 2008 as compared both periods of 2008 was driven by a $1.2 million benefit to revenue associated with a review of our e- cash operations, which resulted in a reduction in expected future payments,

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increased advertising portal business due to the acquisition of the Casino.co.uk website as well as an increase in our fees earned on commerce based transactions.

Geographical diversification

CryptoLogic continues to execute its strategy ensuring it is well-diversified to mitigate local regulatory risks. No licensees’ revenue is derived from U.S. based players.

Revenue trends

We experience seasonality in our business. Historically the first and fourth quarters of the year have been the Company’s strongest. Players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed casino market.

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe that continued disciplined execution of our business strategy will contribute to ongoing growth in the future. We expect modest growth in European poker markets during the next year.

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Operating expense for the quarter ended September 30, 2008 was $16.5 million, or 117.5% of revenue (Q3 2007: $11.8 million or 67.33% of revenue). Operating expense for the three months ended September 30, 2008 as compared to the corresponding period of the prior year has increased primarily due to a $4.7 million loss on foreign exchange recorded during the quarter as the USD appreciated by approximately 10% against the British Pounds and Euro during a period where the Company had significant net asset positions in these currencies. Other contributing factors to the increased operating expense in Q3 when compared to the same period of the prior year were increased consulting costs and marketing costs, as the Company focused on adding to its developmental capacity and increasing its marketing activity in new and existing markets. Operating expense in Q3 2008 was favorably impacted by reduced compensation, reduced costs recorded in connection with the Company’s long-term incentive plan, and e-cash processing fees. The reduced cost associated with the Company’s long-term incentive plan was due to revised expectations on the probability of meeting the respective targets. Operating expense for the nine months ended September 30, 2008 was $44.1 million or 87.9% of revenue (YTD September 30, 2007: $36.7 million or 68.9% of revenue). The increase in operating costs for the nine months ended September 30, 2008 was due to the items impacting Q3 2008 as well as a $1.8 million charge associated with a change in senior management.

General and Administrative Expense

General and Administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure expense and the cost of public company listings. In Q3 2008, G&A expense of $3.1 million represented 21.8% of revenue (Q3 2007: $2.8 million or 16.2% of revenue). G&A expense for the nine months ended September 30, 2008 was $9.9 million or 19.8% of revenue (YTD September 30, 2007: $7.3 million or 13.7% of revenue).

The increase in G&A expense in Q3 2008 as compared with the same period in the prior year is due primarily to increased travel. The increase in G&A expense for the nine months ended 2008 as compared with the same period of the prior year is a result of increased professional fees associated with our annual audit and compliance with Sarbanes Oxley, additional expense for tax planning, increased fees for advice for merger and acquisition opportunities and consulting fees associated with the protection of our intellectual property. G&A expense was also negatively impacted by increased occupancy costs associated with the establishment of our executive headquarters in the Republic of Ireland.

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Reorganization Charges

Reorganization charges were associated with the establishment of our executive headquarters in the Republic of Ireland and the restructuring throughout fiscal 2007 of the organization under CryptoLogic Ltd. In the nine months ended September 30, 2007 such costs totaled $5.7 million, or 10.63% of revenue, and primarily consisted of professional fees and expenses related to employee relocation and costs associated with changes in senior management.

Amortization

Amortization expense is based on the estimated useful life and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, acquired customer lists and internet brand names.

In Q3 2008, amortization expense was $1.5 million, or 10.8% of revenue (Q3 2007: $1.7 million or 9.8% of revenue). Amortization expense for the nine months ended September 30, 2008 was $4.4 million, or 8.8% of revenue (YTD September 30, 2007: $4.8 million or 9.1% of revenue). This decrease for both periods of 2008 primarily reflects less depreciation on infrastructure assets as they become fully depreciated. The decrease is offset, in part, by an increase in amortization related to the purchased intangibles for Casino.co.uk and Parbet.com and our continuing investment in new computer equipment and software licenses.

Interest Income

Interest income, which is composed of interest earned on cash and cash equivalents, was $0.4 million and $2.1 million in the three and nine month periods ended September 30, 2008, respectively (Q3 2007: $1.3 million, YTD September 30, 2007 $4.7 million). The decline in interest income for both periods was primarily due to reduced cash and cash equivalents and reduced yields on U.S dollar investments due to interest rate reductions. Cash and cash balances declined from the same period in the prior year as a result of the reduced cash generated from operations in 2008 and the acquisition of certain strategic investments completed during fiscal 2007 and 2008.

Non Operating Income

Non operating income for the nine month period ended September 30, 2008 comprises gains recorded on the sale of shares acquired and sold in an unsuccessful merger transaction during the first quarter of 2008 as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related acquisition costs.

Provision for Income Taxes

Income taxes were a benefit of $0.4 million in the three months ended and $0.4 million in the three and nine months ended September 30, 2008, respectively (Q3 2007: ($0.2 million); YTD September 30, 2007: $1.7 million.).

The tax recovery recorded in three months ended September 2008 was a result of the reversal of certain items provided for in prior periods that ultimately were not taxable. The tax charge recorded for the nine months ended September 30, 2008 was primarily due to the current non deductibility for tax purposes of certain costs incurred, including those associated with a change in senior management, certain foreign exchange losses and other specific items related to our operations, as well as certain amounts which can not be currently utilized for tax purposes. Changes in future income taxes are caused from timing differences for the recognition for tax and accounting purposes with respect to certain of the Company’s expenses.

Minority Interest

As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. The shares owned by the CEC shareholders are considered a non-controlling interest of the Company and consequently a proportional amount of the Company’s share capital is recorded separately as a liability on the Consolidated Balance Sheet. A similar proportional share of the profit and loss associated with subsidiaries directly or indirectly owned by the CEC is included in the consolidated statement of earnings as minority interest.

At the time of the re-organization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively. Since then, a total of approximately 230,000 shares of CEC have been exchanged, with the

5

remaining 1.1 million shares of CEC being reflected as minority interest as at September 30, 2008. Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all outstanding CEC shares in return for CryptoLogic Limited shares.

Net Losses

Net loss in Q3 2008 was $5.9 million or $0.45 per diluted share (Q3 2007: Net income of $2.4 million or $0.19 per diluted share). The loss in the current quarter was due primarily to decreased revenue primarily due to the failure of Holland Casino to gain legislative approval for its online gaming site and poor results from one of the Company’s major licensees, increased operating costs driven by a $4.7 million loss on foreign exchange, increased general and administrative costs and decreased interest income. The net loss for the nine months ended September 30, 2008 was $6.8 million or $0.50 per diluted share (YTD September 30, 2007: Net income of $1.3 million or $0.09 per diluted share). The loss for the nine months ended September 30, 2008 was primarily due to items impacting the current quarter as well as the expense associated with a change in senior management recorded in Q1 2008.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2008, the Company ended the quarter with $48.7 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $3.51 of net cash per diluted share (December 31, 2007: $77.5 million or $5.57 per diluted share). The decrease in net cash in the first nine months of 2008 of approximately $28.8 million is due to losses from operations, income taxes and dividends paid, additional consideration paid for the purchase of Casino.co.uk, purchase of capital assets, purchase of long term investments, primarily in Asia, shares repurchased under our normal course issuer bid and timing of payments of our trade accounts payable. The Company continues to be debt free.

CryptoLogic’s working capital at September 30, 2008 was $52.9 million or $3.82 per diluted share (December 31, 2007: $68.2 million or $4.90 per diluted share.). The decrease in working capital during the three months ended September 30, 2008 is primarily due to purchases of capital assets, purchase of long term investments, primarily in Asia, shares repurchased under our normal course issuer bid, payments of dividends. The decrease in working capital during the nine month period ended September 30, 2008 is due to those items impacting the current quarter as well as additional consideration paid for the purchase of Casino.co.uk.

Cash flow used in operating activities was $10.0 million and $14.6 million for the three and nine months ended September 30, 2008, respectively (Q3 2007: cash provided by operating activities of $5.5 million and YTD September 30, 2007: cash used in operating activities of $12.0 million). The use of cash in operating activities for both periods is due to operating losses recorded in the respective period, increases in prepaid expenses, payments of accounts payable and income taxes. The use of cash in operating activities for the nine months ended September 30, 2007 was principally due to increased jackpot payments.

Cash flow used in financing activities was $2.3 million and $6.2 million for the three and nine months ended September 30, 2008, respectively. (Q3 2007: $1.3 million, YTD September 30, 2007: $1.0 million). The use of cash in financing activities is due primarily to the repurchase of common shares under our normal course issue bid and payment of dividends.

Cash flow used in investing activities was $6.4 million for the three months ended September 30, 2008 (Q3 2007: cash flow provided by investing activities of $20.4 million). For the nine month period ended September 30, 2008 cash flow provided by investing activities was $5.0 million. (YTD September 30, 2007: $4.1 million used in investing activities). The decrease in cash flow from investing activities for both the three and nine months ended September 30, 2008 when compared to the same period in the prior year is due to the deposit required to be maintained to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit as well as cash spent on acquisitions and purchases of capital assets.

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At September 30, 2008, the Company had approximately 12.7 million common shares outstanding and approximately 1.1 million share options outstanding. As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. CEC had approximately 1.1 million shares outstanding at September 30, 2008. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited Shares at anytime and are accounted for as a minority interest. On June 1, 2014, the Company through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the company matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. The shares of CEC provide those shareholders with the same voting and dividend right as the shares of CryptoLogic Limited. No additional shares of CEC will be issued.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three and nine months ended September 30, 2008, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company continues to execute a remediation program to address weaknesses identified at December 31, 2007 and expects to complete this by December 31, 2008.

On October 17, 2008, it was announced that Grant Thornton will succeed KPMG LLP as CryptoLogic’s auditor. There have been no reportable events since the most recent audit report, nor any disagreements between CryptoLogic and KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure. In addition, there have been no reservations or qualifications in any recent auditor’s report, other than items already noted in the fiscal 2007 internal control report.

CRITICAL ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2007 as filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2008, the Company adopted the following recommendations to the Canadian Institute of Chartered Accountants’ Handbook:

•

Section 1535, Capital Disclosures. This section establishes standards for disclosing information about a company’s capital and how it is managed to enable users of financial statements to evaluate the Company’s objectives, policies and procedures for managing capital. The Company has included such disclosure in the notes to the interim consolidated financial statements.

•

Section 3862, Financial Instruments - Disclosures (“Section 3862”), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company’s financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The Company has included such disclosure in the notes to the interim consolidated financial statements.

•

Section 3863, Financial Instruments - Presentation (“Section 3863”), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section

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3861, Financial Instruments - Disclosure and Presentation, and applies to liability instruments issued by a company. The Company has not issued any such financial instruments.

Recently Issued Accounting Standards:

•

On February 1, 2008 the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s fiscal year commencing January 1, 2009.

•

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, this new standard will apply to the Company effective for the fiscal year commencing January 1, 2011. While the Company has commenced assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operation are substantially unchanged from the Company’s MD&A for the year ended December 31, 2007 as contained in our 2007 Audited Financial Statements filed on SEDAR and www.sedar.com or available on EDGAR at www.sec.gov.

OUTLOOK

2008 has proven to be a challenging year, due to the combination of a business slowdown and necessary transitions in the company’s management, technology platform and business model.

CryptoLogic’s management remains cautiously optimistic for 2009, due to the company’s revised business model, lower anticipated costs, recent and pending implementations of sites for new customers, and positive responses to the company’s newest branded casino games. In particular:

•

The company has recently launched games and sites for three new customers: sites for Maharajah and OPoker are live, and CryptoLogic games are now available on 888.com, one of the world’s most popular gaming sites.

•	In the fourth quarter, CryptoLogic is launching sites for Betjacks, GigaMedia and the Poker Channel.
•	In early 2009, the company will launch sites for BSkyB and Kurastica, and implement six of its most successful games on PartyGaming’s popular casino site.
•	The company has also released another suite of promising new branded games, including King Kong, which has received positive initial reviews from customers and players alike.
•	CryptoLogic continues to have an active pipeline of potential customers and branded gaming partners.

As a result, management forecasts a return to growth and profitability in 2009.

8

EXHIBIT 3

Form 52-109F2- Certification of Interim Filings

I, Brian Hadfield, President and Chief Executive Officer of CryptoLogic Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Limited (the “Issuer”) for the interim periods ending September 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 13, 2008

/s/ Brian Hadfield

BRIAN HADFIELD

CRYPTOLOGIC LIMITED

EXHIBIT 4

Form 52-109F2- Certification of Interim Filings

I, Stephen Taylor, Chief Financial Officer of CryptoLogic Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Limited (the “Issuer”) for the interim periods ending September 30, 2008.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 13, 2008

/s/ Stephen Taylor

STEPHEN TAYLOR

CRYPTOLOGIC LIMITED